

August 27, 2010

Mr. Barney A. Richmond
Chairman and Chief Executive Officer
A Super Deal.com, Inc.
601 Seafarer Circle, Suite 402
Jupiter, FL 33477

      Re: A Super Deal.com, Inc.
             Item 4.01 Form 8-K
             Filed August 11, 2010
             File No. 0-51419

Dear Mr. Richmond:

We have completed our review of your filing and do not have any further comments at this time.

             Sincerely,

             John T. Archfield Jr.
             Staff Accountant